ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 September to 1 October 2015

1 October 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 September 2015 consisted of 3,920,681,669 ordinary shares, of which, 177,117,600 were held as treasury shares; leaving a balance of 3,743,564,069 shares with voting rights.

The figure of 3,743,564,069 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

22 September 2015

National Grid plc (‘National Grid’ or ‘NG’)
National Grid USA
National Grid North America Inc.

Publication of Annual Reports and Accounts — Group Companies With Listed Debt

In June 2015, in accordance with Listing Rule 9.6.1, National Grid confirmed it had issued its Annual Report to shareholders and had made them available for public inspection at the UK Listing Authority’s document viewing facility — the National Storage Mechanism (NSM) — situated at:

www.morningstar.co.uk/uk/NSM

We confirm that the Annual Reports in respect of the following NG Group subsidiary companies with listed bonds have been issued to shareholders.

National Grid USA
National Grid North America Inc.

In accordance with Listing Rule 17.3.1, we confirm that copies of the above Annual Reports have also been submitted to and will shortly be available for public inspection at the NSM.

Copies of the all the above documents are also available electronically on the NG website at:

www.nationalgrid.com

Contact: David Whincup, Assistant Company Secretary (020 7004 3209)

National Grid plc (“NG”)

Tuesday 8 September 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,056 NG ordinary shares, on 7 September, under the scheme was confirmed by the Trustee late yesterday, at a price of 853.289 pence per share, on behalf of some 2,700 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steve Holliday	18 Ordinary Shares

Andrew Bonfield	18 Ordinary Shares

John Pettigrew	18 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steve Holliday	2,661,033 Ordinary Shares

Andrew Bonfield	1,171,960 Ordinary Shares

John Pettigrew	639,188 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

National Grid plc (‘National Grid’)
Wednesday 2 September 2015

Directors’ Interests in National Grid plc Ordinary Shares

On Tuesday 1 September 2015, Therese Esperdy, Non-executive Director, became interested in 1,600 American Depository Shares (‘ADSs’) purchased at $65.2999 per share. Therese’s total interest is 1,600 National Grid plc ADSs.

Contact: Robin Kerner, Assistant Secretary-Share Schemes 0207 004 3223